[Letterhead of Skadden, Arps, Slate, Meagher & Flom]

January 25, 2013

BY EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc. Supplementary Correspondence Relating to Registration Statement on Form S-1 (File No. 333-183254)

Dear Mr. Riedler:

As we discussed with Ms. Vanessa Robertson and Ms. Rose Zukin on January 22, 2013, the staff of the Securities and Exchange Commission has requested that Zoetis Inc. (the “Company”) include certain information that is included in the “Unaudited pro forma condensed combined financial statements” section of Amendment No. 5 of the above-referenced Registration Statement on Form S-1 in the “Summary” section of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which the Company intends to file next week prior to requesting acceleration of the effectiveness of the Registration Statement.

Attached as Annex A to this letter are certain pages of the “Summary” section that the Company intends to include in Amendment No. 6.

Jeffrey P. Riedler

Securities and Exchange Commission

January 25, 2013

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
Rose Zukin, Securities and Exchange Commission
Bryan Pitko, Securities and Exchange Commission
Juan Ramón Alaix, Chief Executive Officer, Zoetis Inc.
Heidi Chen, Executive Vice President, General Counsel and Corporate Secretary, Zoetis Inc.
Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.
Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
Richard Truesdell, Jr., Davis Polk & Wardwell LLP
Larry Bradley, KPMG LLP

Annex A

Summary historical and

unaudited pro forma combined financial data

The summary historical combined statement of operations data for the years ended December 31, 2011, 2010 and 2009 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical combined statement of operations data for the nine months ended September 30, 2012 and October 2, 2011 and the summary historical combined balance sheet data as of September 30, 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial statements for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods. The operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, and, to a lesser extent, business development, public affairs and procurement, among others, as well as certain manufacturing and supply costs incurred by manufacturing sites that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, headcount, animal health manufacturing costs, etc.) depending on the nature of the services and/or costs.

The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. Our combined financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

The summary unaudited pro forma combined financial data has been derived from the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2012 and for the year ended December 31, 2011, and the unaudited pro forma condensed combined balance sheet as of September 30, 2012 included elsewhere in this prospectus. The unaudited pro forma combined financial data gives effect to certain transactions, which we refer to as the “Transactions,” as if they each had occurred on January 1, 2011 for the unaudited pro forma combined statements of operations data and on September 30, 2012 for the unaudited pro forma combined balance sheet data. For an understanding of the pro forma financial statements that give pro forma effect to the Transactions, see “Unaudited pro forma condensed combined financial statements” included elsewhere in this prospectus.

The summary unaudited pro forma combined financial data is for illustrative and informational purposes only and is not intended to represent what our results of operations or financial position would have been had we operated as a standalone public company during the periods presented or if the Transactions had actually occurred as of the dates indicated above. The unaudited pro forma combined financial data should not be considered indicative of our future results of operations or financial position as a standalone public company.

You should read the summary historical and unaudited pro forma combined financial data set forth below in conjunction with the sections entitled “Selected historical combined financial data,” “Unaudited pro forma condensed combined financial statements” and “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

13

Statement of operations data:

	Pro Forma		Historical
	Nine Months Ended	Year Ended December 31,(a)	Nine Months Ended		Year Ended December 31,(a)
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	September 30, 2012	2011	September 30, 2012	October 2, 2011	2011	2010	2009
Revenues	$3,160	$4,233	$3,160	$3,106	$4,233	$3,582	$2,760

Costs and expenses(b)	2,537	3,771	2,469	2,634	3,685	3,202	2,568
Restructuring charges and certain acquisition—related costs	55	154	55	108	154	202	340

Income/(loss) before provision/(benefit) for taxes on income/(loss)	568	308	636	364	394	178	(148)
Provision/(benefit) for taxes on income/(loss)	164	113	190	126	146	67	(47)

Net income/(loss) before allocation to noncontrolling interests	404	195	446	238	248	111	(101)
Less: Net income/(loss) attributable to noncontrolling interests	—	3	—	2	3	1	(1)

Net income/(loss) attributable to Zoetis	$404	$192	$446	$236	$245	$110	$(100)

Earnings per common share—basic(c)	$0.81	$0.38	NA	NA	NA	NA	NA
Earnings per common share—fully diluted(c)	$0.81	$0.38	NA	NA	NA	NA	NA

Balance sheet data:

(MILLIONS OF DOLLARS)	At September 30, 2012
	Pro Forma	Historical
Working capital	$1,858	$1,818
Property, plant and equipment, less accumulated depreciation	1,229	1,204
Total assets	5,837	5,904
Allocated long-term debt(d)	—	580
Long-term debt(e)	3,640	—
Total liabilities	4,778	1,795
Total Zoetis equity(f)	1,044	4,094

Certain amounts may reflect rounding adjustments.

(a)	Starting in 2011, includes the King Animal Health business, or KAH, acquired as part of Pfizer’s acquisition of King Pharmaceuticals, Inc., commencing on the acquisition date of January 31, 2011. Starting in 2009, includes Fort Dodge Animal Health, or FDAH, operations, acquired as part of Pfizer’s acquisition of Wyeth, commencing on the acquisition date of October 15, 2009.
(b)	Excludes restructuring charges and certain acquisition-related costs.
(c)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is 500 million, which is also the number of shares of our common stock outstanding immediately following the completion of the Transactions.
(d)	Starting in 2009, represents an allocation of Pfizer debt that was issued to partially finance the acquisition of Wyeth (including FDAH) in 2009. The debt has been allocated on a pro-rata basis using the deemed acquisition cost of FDAH as a percentage of the total acquisition cost of Wyeth. The allocated long-term debt will be retained by Pfizer following the completion of the Transactions.
(e)	Reflects the incurrence of $3,650 million aggregate principal amount of senior notes in connection with the senior notes offering, net of an original issue debt discount of $10 million.
(f)	On a pro forma basis, reflects the legal transfer to us of Pfizer’s subsidiaries holding substantially all of the assets and liabilities of Pfizer’s animal health business in consideration for (i) all of the issued and outstanding shares of our Class A common stock; (ii) all of the issued and outstanding shares of our Class B common stock; (iii) $1 billion aggregate principal amount of senior notes, which Pfizer will dispose of in connection with the senior notes offering; and (iv) an amount of cash equal to substantially all of the net proceeds we received in the senior notes offering.

14

Other data:

	Nine Months Ended		Year Ended December 31,
(MILLIONS OF DOLLARS)	September 30, 2012	October 2, 2011	2011	2010	2009
Adjusted net income(a)	$482	$381	$503	$275	$189

Certain amounts may reflect rounding adjustments.

(a)	Adjusted net income (a non-GAAP financial measure) is defined as reported net income attributable to Zoetis excluding purchase accounting adjustments, acquisition-related costs and certain significant items. Management uses Adjusted net income, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” We believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. Reconciliations of U.S. GAAP reported net income attributable to Zoetis to non-GAAP Adjusted net income for the nine months ended September 30, 2012 and October 2, 2011, as well as reconciliations of the years ended December 31, 2011, 2010 and 2009, are provided in “Management’s discussion and analysis of financial condition and results of operations—Adjusted net income.” The Adjusted net income measure is not, and should not be viewed as, a substitute for U.S. GAAP reported net income attributable to Zoetis.

15